

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 10, 2008

<u>via U.S. Mail</u>
Mr. Timothy G. Barritt
Principal Executive Officer
Sterling Oil & Gas Company
201 W. Lakeway, Suite 100
Gillette, Wyoming
82718

> **Re:** **Sterling Oil & Gas Company**
> **Registration Statement on Form SB-2**
> **File No. 333- 148034**
> **Filed December 12, 2007**

Dear Mr. Barritt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Where comments made with respect to the filings made by Big Cat Energy Corp. and Sterling Oil and Gas Company pursuant to the Exchange Act of 1934, apply to the SB-2, or vice-versa, please make all parallel changes to the disclosure in the filings. This will eliminate the need for us to repeat similar comments.

2.   Please provide updated financial information with your next amendment. Refer to Item 310(g) of Regulation S-B.

3.   Please provide an updated consent with your next amendment.

4.   Please provide the disclosure required by Item 15 of Form SB-2 pursuant to Items 404 and 407(a) of Regulation S-B.

Pro Forma

5.   It appears the Company has been formed from a component of another entity. As such it appears that pro forma information may be necessary to facilitate investor understanding or the transaction and its related effects. Please refer to Rule 11-02 of Regulation S-X and provide pro forma information with your next amendment. Otherwise, please explain why you believe this information may be unnecessary.

Management's Discussion and Analysis or Plan of Operation

Limited operating history; need for additional capital, page 13

6.   We note your disclosure that indicates your are in the development stage. Please note that the term "development stage" has specific meaning to participants in the extractive industries. It appears from your disclosures that the term "exploration stage" may more accurately describes your stage of development. Please modify your disclosures including your financial statement headers to avoid investor confusion.

Inside Front Cover

7.   Revise to include the table of contents and dealer prospectus delivery legend required by Item 502 of Regulation S-B.

8.   You make reference to the "OTC market" and the "Bulletin Board operated by the Federal Industry Regulatory Authority." Please identify the markets by their full name and clarify which FINRA-regulated market you are referencing. Clarify

further that no current market exists for your common shares and update the status of any listing application.

9.   You disclose that the shares being registered will be at prices established by the OTC market and/or the Bulletin Board operated by the Federal Industry Regulatory Authority. We refer you to Item 415(a) (4) of Regulation S-B. Based on the criteria set forth in Rule 415(a)(4), it does not appear that the company is eligible to do an at-the-market offering. Please revise to include the disclosure required by Item 501 of Regulation S-B. In this regard, please note our subsequent comment regarding disclosure pertaining to the plan of distribution.

Risk Factors, page 5

10.   Clarify the risk factor disclosure by succinctly highlighting how the risks disclosed impact your current and planned state of operations. Further, revise your disclosure so that you facilitate identification of the risk being discussed by using bullet points and/or by removing excessive explanatory disclosure appearing in the risk factors.

 "We are capital intensive…," page 6

11.   Avoid duplicative disclosure in the risk factor discussion. For example, the risk disclosed under this heading appears to be repetitive of the second risk factor disclosed on page 5.

12.   Provide context to your discussion by disclosing the shortfall, if any, between current anticipated expenditures and working capital available.

"The liquidity, market price and volume…," page 7

13.   Under this heading, you disclose that your stock is currently traded on the Over-the-Counter Bulletin Board. On the cover page, however, you indicate that your stock will be traded on Over-the-Counter Bulletin Board. A similar inconsistency in disclosure appears within the text of the risk factor. Please revise to eliminate such inconsistencies throughout and revise your risk factor disclosure as may be appropriate.

Determination of Offering Price, page 9

14.   Please correct the disclosure under this heading in which you indicate that no shares are being offered by the company. Moreover, consistent with the requirements of Item 505 of Regulation S-B, provide the disclosure regarding the determination of the offering price. In this regard, we refer you to disclosure in a footnote to the "Use of Proceeds" section that indicates an assumed offering price of $0.50 per share.

Use of Proceeds, page 9

15.   Please disclose any proceeds you will receive from the exercise of warrants.

Plan of Distribution, page 9

16.   In this section and throughout the prospectus, you refer to the "Big Cat" investors
        and other selling shareholders. Please avoid the use of defined terms. Further,
        please revise to clarify, if correct, that the "Big Cat" investors are those persons
        who received a distribution of company stock in connection with spin-off of the
        company by Big Cat Energy Corporation.

17.   Please explain to us your statement that there can be "no assurance that all or any
        of the common stock offered will be sold by the selling shareholders or the Big
        Cat shareholders." Please confirm supplementally that the company is only
        registering shares underlying units issued to investors in June 2007 and 10 million
        shares of the company.   We may have further comment.

18.   Please revise your disclosure to identify the plan of distribution with respect to the
        common shares being offered in the primary offering. Refer to Item 508 of
        Regulation S-B.

Management's Discussion & Analysis of Financial Condition and Results of Operation,
page 20

Plan of Operations, page 21

19.   Consistent with the requirements of Item 303 (a) of Regulation S-B, revise to
       describe the company's plan of operation for the next twelve months. Also, please
       provide details of specific plans of operations. For example, please provide detailed
       milestones to the business plan, including a discussion of the milestones you have
       yet to achieve and the specific steps needed to accomplish each milestone. Also,
       provide a timeline for reaching each milestone in weeks or months. Additionally,
       provide a detailed analysis of costs of each step and how you intend to finance each
       step and identify the properties you intend on developing with proceeds you receive
       from the offer.

Principal and Selling Shareholders, page 25

20.   Please ensure that you provide all required disclosure pursuant to Item 403 of
       Regulation S-B. In this regard, you have not provided the addresses of any of the
       persons listed in the table.

Future Sales of Shares, page 28

21.   Please clarify your disclosure under this section to explain how the Big Cat shareholders' shares would be freely tradeable.

Financial Statements

General

22.   We note you have only provided three months of financial statements for the Company. It appears that the Company has succeeded to a substantial line of business of another entity. As such, it appears that predecessor financial information is required for the periods stipulated in item 3-10(a) of Regulation S-B. Please refer to the definition of a predecessor found in Item 405 of Regulation C for guidance. Otherwise, please explain why you do not believe the predecessor financial statements are necessary.

Note 1 – Organization and Nature of Operations, page 31

23.   We note your disclosure that indicates Big Cat transferred unevaluated oil and gas properties in return for ten million shares of your restricted common stock. Please tell us and disclose how the value of the properties and shares exchanged was determined. It appears the transfer of properties and shares was between entities under common control. Please refer to EITF 02-5 and SFAS 141.

Note 5 – Shareholders' Equity, page 36

24.   We note your disclosure that indicates certain equity instruments that you issued are subject to registration rights. Please tell us whether you have considered if this feature or others associated with your instruments, represent embedded derivatives that may require bifurcation and separate derivative accounting. Please refer to EITF 00-19, paragraph 12 of SFAS 133 and FSP EITF 00-19-2 for guidance.

Undertakings

25.   Please provide all required undertakings specified by Item 512 of Regulation S-B. For example, we note that none of the undertakings required by Item 512(a)(4) were included.

Closing Comments

As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Stertzel at (202) 551-3723 or, in his absence, Jill Davis, Accounting Branch Chief, at (202) 551-3683 with any questions on the accounting comments. You may contact Mellissa Campbell Duru at (202) 551-3757 or, in her absence, the undersigned at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
        Scott Jenkins, Esq.
        (801) 596-1508